H.S. Sangra

5000.132

(604) 692-3022

hsangra@sangramoller.com
July 25, 2008
VIA FACSIMILE AND COURIER
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	Susann Reilly, Attorney Mail Stop 3561

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 — File No. 0‑51826

We act as counsel for the Company and write in connection with your letter dated July 17, 2008 providing additional comments on the Company’s response letter dated June 27, 2008 (the “Initial Response Letter”) to your initial comment letter dated June 17, 2008. On behalf of the Company, we provide the following response to your comment. For your ease of reference, we have set out below, in italics, the text of your question followed by the Company’s response thereto.
Form 10-K
1.	We note your response to comment number one of our letter dated June 17, 2008. However, even if the Company was not a party to any transaction required to be reported under Item 404 of Regulation S-K, it is still necessary to provide the disclosure required by Item 404(b)(1). Item 404(b)(1) requires disclosure regarding the company’s policies and procedures for the review, approval or ratification of the types of related person transactions that would be disclosed under Item 404(a). Please amend your Form 10-K to provide the information required by Item 404(b) of Regulation S-K.
The Company acknowledges your comment. As previously advised in the Initial Response Letter, the Company was not a party to any transaction required to be reported under Item 404 of Regulation S-K during the period covered by the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).
The Company advises that its policy for the review, approval, or ratification of related party transactions is set out in its Audit Committee Charter, which is incorporated by reference to the 2007 Form 10-K from the definitive proxy statement on Schedule 14A. However, in light of your comments, the Company proposes to include the following additional disclosure in an amendment to the 2007 Form 10-K:

July 25, 2008

Review, Approval or Ratification of Transactions with Related Persons
Pursuant to the terms of the Audit Committee Charter, the Audit Committee is responsible for reviewing and approving the terms and conditions of all proposed transactions between us, any of our officers or directors, or relatives or affiliates of any such officers or directors, to ensure that such related party transactions are fair and are in our overall best interest and that of our shareholders. In the case of transactions with employees, a portion of the review authority is delegated to supervising employees pursuant to the terms of our written Code of Business Conduct and Ethics.
The Audit Committee has not adopted any specific procedures for conduct of reviews and considers each transaction in light of the facts and circumstances. In the course of its review and approval of a transaction, the Audit Committee considers, among other factors it deems appropriate:
•	Whether the transaction is fair and reasonable to us;

•	The business reasons for the transaction;

•	Whether the transaction would impair the independence of one of our non-employee directors; and

•	Whether the transaction is material, taking into account the significance of the transaction.
Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.
The Company advises that it will implement the amendment set out herein upon confirmation that such proposed change adequately addresses your comments. A marked version of the relevant page of the 2007 Form 10-K showing the proposed change accompanies this letter for your ease of reference.
We hope the foregoing has been responsive to your comments, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Britta Jensen at (604) 692-3026.
Yours truly,
SANGRA MOLLER LLP

Per:	/s/ H.S. Sangra H.S. Sangra
HSS/cl

cc.	Mercer International Inc. Attention: Jimmy S.H. Lee David Gandossi